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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

VECTOR GROUP LTD.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
112525100
(CUSIP Number)
Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	112525100	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,464,299 Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,464,299 Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,464,299 Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* These shares are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost Nevada Corporation. As such, the reporting person may be deemed the beneficial owner of all shares owned by the Frost Gamma Investments Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Trust.

CUSIP No.	112525100	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
#46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,464,299 Shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,464,299 Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,464,299 Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* These shares are held by the reporting person, of which Phillip Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation.

CUSIP No.	112525100	Page	4	of	7 Pages
SCHEDULE 13D
Item 1. Security and Issuer.
     This Statement on Schedule 13D relates to the Common Stock, par value $0.10 per share, of Vector Group Ltd.., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 100 S.E. Second Street, Florida 33131.
Item 2. Identity and Background.
     This Schedule 13D is being filed jointly on behalf of Phillip Frost, M.D., and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, referred to as the “Reporting Persons”).
     Dr. Frost’s present principal occupation is private investor. The Gamma Trust is a trust organized under the laws of the State of Florida. The principal business address for each of Dr. Frost and the Gamma Trust is 4400 Biscayne Boulevard, Miami, Florida 33137,
     Neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     The source of funds for the acquisition of the 464,299 shares of Common Stock as described in Item 5 and for the original purchase of the Notes described in Item 4 was from working capital of the Gamma Trust.
Item 4. Purpose of Transactions
     On June 7, 2006, Gamma Trust entered into an agreement (the “June 7 Agreement”) with the Issuer pursuant to which Gamma Trust agreed to convert $50 million aggregate principal amount of the 6.25% Convertible Subordinated Notes due July 15, 2008 (the “Notes”) of the Issuer held by Gamma Trust into 2,345,216 shares of Common Stock in accordance with the terms of the Notes. In connection with, and as an inducement for, the conversion of the Notes, the Issuer agreed to issue an additional 654,784 shares of its Common Stock to Gamma Trust, such that the aggregate number of shares of Common Stock issued to Gamma Trust was 3,000,000 shares. The June 7 Agreement was filed by the Issuer with the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 8, 2006. The foregoing description of the June 7 Agreement is qualified in its entirety by reference to the June 7 Agreement, a copy of which is filed herewith as Exhibit 1.
     The Reporting Persons acquired the securities of the Issuer for investment purposes only. None of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	112525100	Page	5	of	7 Pages
Item 5. Interest in Securities of the Issuer
     (a)-(b) The 3,464,299 shares of the Issuer’s Common Stock discussed above, which represent 6.40% of the Issuer’s Common Stock, are owned of record by the Gamma Trust. The percentage of beneficial ownership is based upon 54,141,534 shares of Common Stock outstanding as of July 14, 2006. As the sole trustee of the Gamma Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by the other Reporting Person.
     (c) In addition to the transactions described in Item 4 above, the following transactions in the shares of the Issuer’s Common Stock were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions:

Trade Date	No. of Shares Acquired	Price Per Share
6/05/06	87,099	$16.359
6/06/06	21,700	16.333
6/16/06	38,700	16.576
6/19/06	61,300	16.577
6/22/06	88,400	16.444
6/23/06	11,600	16.376
6/28/06	105,500	15.662
6/29/06	50,000	16.110
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On June 7, 2006, Gamma Trust and the Issuer entered into the June 7 Agreement.
Item 7. Material to be Filed as Exhibits
     1. June 7 Agreement.

CUSIP No.	112525100	Page	6	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 20, 2006

/s/ Phillip Frost
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
Phillip Frost, Trustee

CUSIP No.	112525100	Page	7	of	7 Pages
Exhibit 1
June 7, 2006
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131

Attention:	Howard M. Lorber President and Chief Executive Officer
Gentlemen:
     Frost Gamma Investments Trust (“Frost Gamma”) agrees that, on June 8, 2006, it will convert $50 million principal amount of the 6.25% Convertible Subordinated Notes due July 15, 2008 of Vector Group Ltd. (“VGR”) which it owns into 2,345,216 registered shares of VGR common stock (calculated based on a conversion price of $21.32 per share). As an inducement for Frost Gamma to convert, VGR will issue to Frost Gamma an additional 654,784 unregistered shares of VGR common stock on the date of conversion, or as soon thereafter as such shares are listed on the NYSE. VGR agrees that it will promptly secure the listing of the unregistered shares on the NYSE, will use all reasonable efforts to file a registration statement for the unregistered shares within 45 days of the conversion date and will use all reasonable efforts to have such registration statement declared effective within 120 days of the date of conversion and to keep such registration statement effective until the later of Frost Gamma’s shares are sold or Rule 144(k) is available. Frost Gamma will pay Jefferies & Company, Inc. on the date of conversion a commission of $600,000.
     Additionally, on the date of conversion, VGR will also pay to Frost Gamma, in cash, accrued interest on the converted Notes. On June 8, 2006, the accrued interest will equal $1,241,500. The payment for the accrued interest should be wired as follows:
The Northern Trust Company, Chicago, IL
ABA # 071000152
Credit Account # 5186011000
Attn: Incoming Trust Wire Account
For Further credit to:
Account # 03-33576
Account Name: Frost Gamma Investments Trust Custody
Admin. Name: Scott J. Richey
     Please indicate your agreement with the terms set forth above by signing below and sending an executed original to me.

Very truly yours, Frost Gamma Investments Trust
By:	/s/ Phillip Frost, M.D.
Dr. Phillip Frost
Trustee

THE FOREGOING IS AGREED TO AND ACCEPTED: Vector Group Ltd.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President